Value Line Funds

7 Times Square, 21st Floor

New York, New York 10036-6524

October 18, 2017

Via Edgar Correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Valerie Lithotomos

Re:	Value Line Core Bond Fund (811-04471; 33-01575);
Value Line Tax Exempt Fund, Inc. (811-03904; 002-87913);
(each, a “Fund” and, collectively, the “Funds”)

Dear Ms. Lithotomos:

This letter responds to comments of the staff of the Securities and Exchange Commission (the “Commission”) transmitted orally to Gretchen Passe Roin and Seth Davis of Wilmer Cutler Pickering Hale and Dorr LLP on October 12, 2017, relating to the post-effective amendment to the Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), of each of the above named Funds which was filed with the Commission on September 1, 2017 (the “Registration Statement”). Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

For the staff’s convenience, its comments are restated below, followed by the response of the applicable Fund(s). All page numbers refer to the combined prospectus and SAI pursuant to which the Funds are offered, as filed in each Fund’s Registration Statement on September 1, 2017.

Comment 1.

Please explain why the unbundling of each Fund’s management fee from amounts payable for administrative services is appropriate, and supplementally confirm that the unbundling does not affect the Fund’s total annual operating expenses or otherwise negatively affect its shareholders in any way.

October 18, 2017

Ms. Valerie Lithotomos

Response 1.

Confirmed. The unbundling of each Fund’s management fee is intended to increase transparency of fees to shareholders and will not affect the Fund’s total annual operating expenses or otherwise negatively affect its shareholders.

Comment 2.

Please supplementally confirm that the Examples provided on pages 3 and 11 of the prospectus reflect the applicable expense reimbursement or fee waiver arrangement only for the period(s) during which it is expected to continue for each Fund.

Response 2.

Confirmed. The Examples provided on pages 3 and 11 of the prospectus, respectively, reflect the assumption that Value Line Tax Exempt Fund’s fee waiver and Value Line Core Bond Fund’s fee waiver and expense reimbursement are in place for one year only, notwithstanding that the arrangements contractually extend for a longer period (through June 30, 2019).

Comment 3.

Please supplementally confirm whether one or both of the Funds is subject to recoupment of reimbursed expenses and/or waived fees under their applicable fee waiver and/or expense reimbursement arrangement.

Response 3.

Only Value Line Core Bond Fund is subject to recoupment of reimbursed expenses and/or waived fees, as described in the footnote to the Fund’s Annual Fund Operating Expenses table on page 3 of the prospectus.

Comment 4.

Please supplementally confirm whether, in the event redemption proceeds are paid in-kind, shareholders will receive pro rata slices of a Fund’s portfolio holdings.

Response 4.

Neither Fund anticipates that shareholders would receive pro rata slices of the Fund’s portfolio holdings in the event redemption proceeds are to be paid in-kind.

October 18, 2017

Ms. Valerie Lithotomos

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We trust that these responses adequately address your comments. As no changes are required in response to the staff’s comments, each Fund will file on or about November 1, 2017 (the automatic effective date of the Registration Statement) the prospectus and Statement of Additional Information pursuant to Rule 497(c) as well as the Summary Prospectus pursuant to Rule 497(k). Should you have any further questions or comments, please do not hesitate to contact Gretchen Passe Roin of Wilmer Cutler Pickering Hale and Dorr LLP at (617) 526-6787 or myself at (212) 907-1850.

Very truly yours,

By: /s/ Peter D. Lowenstein

Peter D. Lowenstein

Legal Counsel to the Funds

cc:   Leonard A. Pierce, Esq.

Gretchen Passe Roin, Esq.